Exhibit 99.4

Execution Version

LOCK-UP AGREEMENT

THIS AGREEMENT made the 8th day of November, 2026

BETWEEN:

WATEROUS ENERGY FUND MANAGEMENT CORP., a corporation existing under the laws of the Province of Alberta, in its capacity as manager of Waterous Energy Fund and for and on behalf of each of the WEF Funds (as defined below) (hereinafter called “WEF”),

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STRATHCONA RESOURCES LTD., a corporation existing under the laws of the Province of Alberta (hereinafter called “Strathcona”),

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GREENFIRE RESOURCES LTD., a corporation existing under the laws of the Province of Alberta (hereinafter called “Greenfire”)

WHEREAS:

A.	WEF is the manager of each of Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (International) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund II Aggregator LP, WEF Co-Investment GP (Canadian) Corp., WEF Co-Investment GP (International) Corp., WEF Osum I GP Ltd., WEF Osum II GP Ltd., Waterous Energy Fund III (Canadian FI) LP, Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (International FI) LP, Waterous Energy Fund III (International) LP and Waterous Energy Fund III (US) LP, together with any other entities managed, directly or indirectly, by WEF that beneficially own, or exercise control or direction over, securities of Strathcona or Greenfire (collectively, the “WEF Funds” and each, a “WEF Fund”);

B.	The WEF Funds are, collectively and as applicable, the registered and/or beneficial owners of, and WEF has the power to control or direct the voting and disposition of, the common shares of Strathcona (the “Strathcona Subject Shares”), the common shares of Greenfire (the “Greenfire Subject Shares”) and the Greenfire Warrants (the “Greenfire Subject Warrants”), in each case as listed opposite the name of the applicable WEF Fund in Schedule A hereto (it being acknowledged that certain WEF Funds hold only Strathcona Subject Shares and certain WEF Funds hold only Greenfire Subject Shares and Greenfire Subject Warrants);

C.	Each of Strathcona and Greenfire is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) which provides for, among other things, the acquisition by Strathcona of all of the issued and outstanding common shares of Greenfire (the “Greenfire Shares”) by way of an arrangement under the Business Corporations Act (Alberta) (the “Transaction”) pursuant to which the holders of the Greenfire Shares will receive for each Greenfire Share held by them, at the election of the holder, (i) the Cash Consideration or (ii) a number of common shares of Strathcona (the “Strathcona Shares”) equal to the Greenfire Exchange Ratio, subject to the terms of the Plan of Arrangement (the “Consideration”);

D.	This Agreement sets out the terms and conditions of the agreement of WEF to, among other things, (i) vote or cause to be voted the Strathcona Subject Shares and the Greenfire Subject Shares in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction and (ii) abide by the restrictions and covenants set forth herein; and

E.	Each of Strathcona and Greenfire is relying on the covenants, representations and warranties of WEF set forth in this Agreement in connection with their execution and delivery of the Arrangement Agreement.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

1.2	For the purposes of this Agreement, “WEF Filing Persons” means WEF, each WEF Fund and each of their respective affiliates (other than Strathcona, Greenfire and their respective subsidiaries) and, if required by Rule 13e-3 or the SEC, any WEF Representative (as defined in Section 5.1), in each case that is or is required to be a filing person on the Schedule 13E-3 or any amendments or supplements thereto.

Article 2
THE TRANSACTION

2.1	Each of Strathcona and Greenfire hereby covenants and irrevocably agrees that it shall not, without the prior written consent of WEF, reduce or adversely change the amount or the form of Consideration (other than pursuant to Section 7.5(b) of the Arrangement Agreement).

Article 3
CERTAIN COVENANTS OF WEF

3.1	WEF hereby covenants and irrevocably agrees that it shall, and shall cause each WEF Fund to, from the date hereof until the termination of this Agreement pursuant to Article 8:

(a)	not, except as permitted by Section 3.2, directly or indirectly: (i) solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers regarding any Acquisition Proposal in respect of Strathcona or Greenfire, (ii) engage in any discussions or negotiations with any Person regarding any Acquisition Proposal in respect of Strathcona or Greenfire, (iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement or undertaking related to any Acquisition Proposal in respect of Strathcona or Greenfire, (iv) provide any confidential information relating to Strathcona or Greenfire to any Person or group in connection with any Acquisition Proposal in respect of Strathcona or Greenfire, or (v) otherwise co-operate in any way with any effort or attempt by any other Person or group to do or seek to do any of the foregoing (subject, in all cases, to Section 3.2 and Article 5 of this Agreement);

(b)	not solicit proxies, or become a participant in a solicitation of proxies, in opposition to, or competition with, the Transaction, including, without limitation, any matter for which the approval of the holders of Greenfire or Strathcona securities is sought in connection with the Transaction;

(c)	immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person or group or any agent or representative of any Person or group with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of Strathcona or Greenfire;

(d)	not, except with the prior written consent of Greenfire and Strathcona, directly or indirectly option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or enter into any monetization transaction with respect to any of the Strathcona Subject Shares, the Greenfire Subject Shares or the Greenfire Subject Warrants, as applicable, or any right or interest therein, to any Person or group of Persons, or agree or announce its intention to do any of the foregoing, provided, however, that nothing in this Section 3.1(d), or otherwise in this Agreement, shall restrict or prohibit any WEF Fund from distributing or otherwise passing through, in kind, on a pro rata basis or otherwise, in each case in accordance with its governing documents, all or any portion of the Strathcona Subject Shares to its limited partners, members or other investors (other than to WEF, any other WEF Fund or any of their respective affiliates) in compliance with applicable Securities Laws, and any securities so distributed or passed through shall, upon such distribution or pass-through, cease to be Strathcona Subject Shares, for all purposes of this Agreement;

(e)	not grant or agree to grant any proxy, power of attorney or other right to vote the Strathcona Subject Shares or Greenfire Subject Shares, as applicable, or deposit any of the Strathcona Subject Shares or Greenfire Subject Shares into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy, legal appointment or otherwise, with respect to the right to vote, except for proxies or voting instructions to vote, or cause to be voted, securities granted in accordance with this Agreement;

(f)	subject to Section 3.2, not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or materially delay or materially interfere with the completion of, the Transaction; and

(g)	not do indirectly that which it may not do directly by the terms of this Article 3.

3.2	Notwithstanding anything in Section 3.1, if Strathcona or Greenfire receives a bona fide written Acquisition Proposal (that was not solicited in contravention of Section 7.1 of the Arrangement Agreement or in contravention of Section 3.1(a)) from a Person other than WEF, any WEF Fund or any of their respective affiliates that the Strathcona Board and the Strathcona Independent Committee, or the Greenfire Board and the Greenfire Independent Committee, as applicable and in each case excluding any directors affiliated with WEF, have determined constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and Strathcona or Greenfire, as applicable, is permitted under the Arrangement Agreement to engage in discussions or negotiations in respect of such Acquisition Proposal, then WEF for and on behalf of the WEF Funds may, for so long as Strathcona or Greenfire, as applicable, remains so permitted, engage in discussions or negotiations with the Person making such Acquisition Proposal and its representatives in respect of such Acquisition Proposal and may negotiate, and enter into, a support, lock-up or similar agreement in respect thereof, provided that any such agreement is conditional upon the prior termination of this Agreement in accordance with Article 8 and that, until such termination, WEF shall, and shall cause each WEF Fund to, continue to comply with Sections 3.1(d) and 3.1(e) and Article 4.

3.3	If any WEF Fund acquires any additional Strathcona Shares or Greenfire Shares following the date hereof (including any Greenfire Shares issued upon the exercise of Greenfire Warrants), WEF acknowledges that such additional Strathcona Shares and/or Greenfire Shares shall be deemed to be Strathcona Subject Shares and Greenfire Subject Shares, as applicable, for purposes of this Agreement and WEF shall, and shall cause each WEF Fund to, abide by the terms of this Agreement in respect of such securities.

3.4	WEF shall not, and shall cause each WEF Fund not to, exercise any rights of appraisal or Dissent Rights in respect of the Greenfire Subject Shares, as applicable, that may arise or that WEF or any WEF Fund may have under applicable Laws or otherwise with respect to the Transaction.

3.5	WEF consents to the details of this Agreement being set out in the news releases and/or material change reports of Strathcona and/or Greenfire, and in the Joint Circular and the Schedule 13E-3, and this Agreement being made publicly available (including by filing as an exhibit to the Schedule 13E-3), as may be required pursuant to applicable Securities Laws. Without limiting the foregoing, WEF (a) consents to and authorizes the publication and disclosure by Strathcona and Greenfire of the identity of WEF and each WEF Fund and their holdings of Strathcona Subject Shares, Greenfire Subject Shares and Greenfire Subject Warrants, as applicable, the nature of its commitments and obligations under this Agreement and any other information, in each case that Strathcona or Greenfire reasonably determines is required to be disclosed by applicable Law in any press release, the Joint Circular, the Schedule 13E-3 or any other disclosure document in connection with the Transaction and any other transactions contemplated by the Arrangement Agreement, and (b) agrees to promptly give to Strathcona and Greenfire any information regarding WEF and the WEF Funds that is required by applicable Law to be included in any such disclosure documents. WEF and its legal counsel shall be given a reasonable opportunity to review and comment on any information pertaining to it, its affiliates and funds managed by it (other than Greenfire and Strathcona and their respective subsidiaries) contained in any such disclosure document prior to such disclosure document being publicly disseminated or filed with the SEC and reasonable consideration shall be given to any comments made by WEF and its legal counsel. WEF agrees to promptly notify Strathcona and Greenfire of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

3.6	In the event of a stock split, stock dividend or distribution, or any change in the Strathcona Shares or the Greenfire Shares by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the terms “Strathcona Subject Shares”, “Greenfire Subject Shares” and “Greenfire Subject Warrants”, as applicable, shall be deemed to refer to and include such shares or warrants as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares or warrants may be changed, exchanged or adjusted or which are received in the transaction.

3.7	WEF shall, and shall cause each WEF Fund to, in accordance with the terms of the Plan of Arrangement and the requirements of the Election Form, and prior to the applicable election deadline thereunder, duly and validly elect to receive Strathcona Shares as the Consideration for all of the Greenfire Subject Shares (including any Greenfire Shares issued upon the exercise of Greenfire Warrants) held by such WEF Fund as of such election deadline. WEF shall not, and shall cause each WEF Fund not to, elect to receive cash in respect of any such Greenfire Subject Shares or revoke, withdraw or modify any such election to receive Strathcona Shares.

3.8	WEF acknowledges that the Strathcona Subject Shares and Greenfire Subject Shares will be excluded from the Strathcona Minority Approval and Greenfire Minority Approval, respectively.

3.9	WEF acknowledges that the WEF Filing Persons are expected to be filing persons on the Schedule 13E-3 and that the Schedule 13E-3 is to include each WEF Filing Person’s determination as to the fairness of the Transaction to the “unaffiliated security holders” of Greenfire. From the date hereof until the termination of this Agreement pursuant to Article 8, WEF shall, and shall cause each WEF Filing Person to:

(a)	join as a filing person on the Schedule 13E-3 and on each amendment or supplement to it, to the extent required by Rule 13e-3 or requested by the SEC, and furnish to Strathcona and Greenfire, on a timely basis, the information concerning the WEF Filing Persons required by applicable Law to be included in the Schedule 13E-3 or the Joint Circular (such information, the “WEF Information”);

(b)	reasonably co-operate with Strathcona and Greenfire in responding to any comments received from the SEC with respect to the WEF Information;

(c)	ensure that the WEF Information, at the time it is furnished, at the time the Joint Circular is first mailed, at the time the Schedule 13E-3 and each amendment or supplement thereto is filed with the SEC and at the time of each of the Strathcona Meeting and the Greenfire Meeting, does not contain any Misrepresentation, it being acknowledged and agreed that Strathcona and Greenfire shall be entitled to rely on the accuracy of all WEF Information; and

(d)	promptly notify Strathcona and Greenfire if at any time before the Effective Date it becomes aware that the Joint Circular or the Schedule 13E-3 contains a Misrepresentation with respect to WEF, the WEF Funds or their respective affiliates, or of any fact relating to WEF, the WEF Funds or their respective affiliates that otherwise requires an amendment or supplement to any such document, and co-operate in the preparation of any such amendment or supplement.

3.10	WEF hereby irrevocably waives the application of the subscription rights provided in Article 4 of the investment rights agreement dated October 3, 2023 among Strathcona, WEF and certain of the WEF Funds in respect of, and agrees that such subscription rights shall not apply with respect to, Strathcona Shares required to be issued under the terms of the Arrangement Agreement and the Plan of Arrangement, including Strathcona Shares issuable upon exercise, from time to time, of 7,526,667 common share purchase warrants of Greenfire.

Article 4
AGREEMENT TO VOTE

4.1	WEF hereby irrevocably and unconditionally covenants and agrees that, from the date hereof until the termination of this Agreement pursuant to Article 8:

(a)	WEF shall vote or cause the applicable WEF Funds to vote the Strathcona Subject Shares at any meeting of the shareholders of Strathcona called to vote upon the Transaction (or at any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Strathcona Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)	WEF shall vote or cause the applicable WEF Funds to vote the Greenfire Subject Shares at any meeting of the shareholders of Greenfire called to vote upon the Transaction (or at any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Greenfire Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(c)	WEF shall vote or cause the applicable WEF Funds to vote the Strathcona Subject Shares and the Greenfire Subject Shares, as applicable, against any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction (including against any Acquisition Proposal in respect of Strathcona or Greenfire, as applicable) at any meeting of the shareholders of Strathcona or Greenfire, as applicable, called for the purpose of considering same;

(d)	in respect of any Strathcona Subject Shares of which a WEF Fund is the holder of record, no later than 10 Business Days prior to the date of the Strathcona Meeting, WEF shall deliver or cause to be delivered to Strathcona, with a copy to Greenfire concurrently, a duly executed irrevocable proxy or proxies in respect of such Strathcona Subject Shares directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Strathcona Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(e)	in respect of any Strathcona Subject Shares of which a WEF Fund is the beneficial owner but not the holder of record, no later than 10 Business Days prior to the date of the Strathcona Meeting, WEF shall deliver or cause to be delivered a duly executed voting instruction form to the intermediary through which such WEF Fund holds its beneficial interest in such Strathcona Subject Shares (provided that if such WEF Fund is a non-objecting beneficial owner, such voting instructions shall be delivered directly to Strathcona), with a copy to Greenfire concurrently, instructing that such Strathcona Subject Shares be voted at the Strathcona Meeting in favour of the Transaction including, without limitation, the Strathcona Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(f)	in respect of any Greenfire Subject Shares of which a WEF Fund is the holder of record, no later than 10 Business Days prior to the date of the Greenfire Meeting, WEF shall deliver or cause to be delivered to Greenfire, with a copy to Strathcona concurrently, a duly executed irrevocable proxy or proxies in respect of such Greenfire Subject Shares directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Greenfire Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(g)	in respect of any Greenfire Subject Shares of which a WEF Fund is the beneficial owner but not the holder of record, no later than 10 Business Days prior to the date of the Greenfire Meeting, WEF shall deliver or cause to be delivered a duly executed voting instruction form to the intermediary through which such WEF Fund holds its beneficial interest in such Greenfire Subject Shares (provided that if such WEF Fund is a non-objecting beneficial owner, such voting instructions shall be delivered directly to Greenfire), with a copy to Strathcona concurrently, instructing that such Greenfire Subject Shares be voted at the Greenfire Meeting in favour of the Transaction including, without limitation, the Greenfire Resolution and/or any matter that could reasonably be expected to facilitate the Transaction; and

(h)	such proxies and voting instruction forms delivered pursuant to Section 4.1(d), Section 4.1(e), Section 4.1(f) and Section 4.1(g) shall name those individuals as may be designated by Strathcona or Greenfire, as applicable, in the Joint Circular and shall apply to the Strathcona Meeting or the Greenfire Meeting, as applicable, and any adjournment or postponement thereof, and shall not be revoked, withdrawn, amended or invalidated without the written consent of Strathcona and Greenfire in respect of the Strathcona Subject Shares and the Greenfire Subject Shares, except following the termination of this Agreement in accordance with Article 8.

Article 5
FIDUCIARY OBLIGATIONS

5.1	Notwithstanding any other provision of this Agreement, each of Strathcona and Greenfire hereby agrees and acknowledges that WEF enters into this Agreement solely in its capacity as manager of, and on behalf of, the WEF Funds, that WEF and each WEF Fund is bound hereunder solely in respect of the Strathcona Subject Shares, the Greenfire Subject Shares and the Greenfire Subject Warrants, and that the provisions hereof shall not be deemed or interpreted to bind any individual who is a director, officer, partner, principal or employee of WEF, any WEF Fund or any general partner of a WEF Fund (each, a “WEF Representative”) in his or her capacity as a director or officer of Strathcona or Greenfire, as applicable. Nothing in this Agreement shall limit or restrict any WEF Representative who is a director or officer of Strathcona or Greenfire from taking, or refraining from taking, any action in such capacity, including abstaining from any vote or recommendation of the Strathcona Board or the Greenfire Board as contemplated by the Arrangement Agreement or acting in respect of an Acquisition Proposal or Superior Proposal to the extent permitted by the Arrangement Agreement and applicable Laws, and no such action or inaction shall be attributed to WEF or any WEF Fund or constitute a breach of this Agreement.

Article 6
REPRESENTATIONS AND WARRANTIES OF WEF

6.1	WEF, on its own behalf and on behalf of each WEF Fund, represents, warrants and, where applicable, covenants to Strathcona and Greenfire as follows and acknowledges that each of Strathcona and Greenfire is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	WEF is a corporation validly existing under the laws of the Province of Alberta, and each WEF Fund is duly formed, organized or incorporated, as applicable, and validly existing under the laws of its jurisdiction of formation, organization or incorporation and, where applicable, is in good standing thereunder;

(b)	each of WEF and each WEF Fund has all necessary power, authority, capacity and right to enter into this Agreement (in the case of each WEF Fund, through WEF) and to carry out each of its obligations under this Agreement, and WEF has been duly authorized, as manager of Waterous Energy Fund or otherwise, to execute and deliver this Agreement on behalf of each WEF Fund and to bind each WEF Fund hereto. This Agreement has been duly executed and delivered by WEF on its own behalf and on behalf of each WEF Fund and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of each of WEF and each WEF Fund, enforceable by the other parties hereto against each of them in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)	each WEF Fund is the registered and/or beneficial owner of the Strathcona Subject Shares, Greenfire Subject Shares and Greenfire Subject Warrants set out opposite its name in Schedule A, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(d)	WEF has the sole right to vote (or cause to be voted) and to dispose of (or cause to be disposed of) all of the Strathcona Subject Shares, the Greenfire Subject Shares and the Greenfire Subject Warrants;

(e)	the execution and delivery of this Agreement by WEF on its own behalf and on behalf of each WEF Fund, and the performance by WEF and each WEF Fund of its obligations hereunder, do not and will not (i) violate the constating documents or limited partnership agreement of WEF or any WEF Fund, (ii) violate any Law applicable to WEF or any WEF Fund, or (iii) conflict with or result in a breach of any Contract to which WEF or any WEF Fund is a party or by which the Strathcona Subject Shares, the Greenfire Subject Shares or the Greenfire Subject Warrants are bound, including any fund governing document, limited partner side letter or credit facility, except, in the case of (ii) and (iii), as would not reasonably be expected to prevent or materially delay the performance by WEF or any WEF Fund of its obligations hereunder;

(f)	other than this Agreement, none of the Strathcona Subject Shares or the Greenfire Subject Shares is subject to any proxy, power of attorney, voting trust, vote pooling, shareholders’ or other agreement, arrangement or understanding with respect to the right to vote or the voting thereof, and neither WEF nor any WEF Fund has granted any proxy or power of attorney in respect of any of the Strathcona Subject Shares or the Greenfire Subject Shares that remains in effect;

(g)	(i) the Strathcona Subject Shares, the Greenfire Subject Shares and the Greenfire Subject Warrants are the only securities of Strathcona or its subsidiaries or of Greenfire or its subsidiaries owned, directly or indirectly, or over which control or direction is exercised, by WEF, the WEF Funds and their respective affiliates (excluding Strathcona, Greenfire and their respective subsidiaries) and (ii) none of WEF, the WEF Funds or such affiliates have any agreements or options, or rights or privileges (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of additional securities of Strathcona or Greenfire, other than pursuant to the Greenfire Subject Warrants;

(h)	there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of WEF, threatened against WEF or any WEF Fund or their affiliates that would adversely affect in any manner the ability of WEF or any WEF Fund to enter into this Agreement and to perform its obligations hereunder; and

(i)	other than this Agreement and the Arrangement Agreement, there are no agreements, arrangements or understandings between WEF, any WEF Fund or any of their respective affiliates, on the one hand, and Strathcona, Greenfire or any of their respective directors, officers or shareholders, on the other hand, relating to the Transaction that would be required to be disclosed in the Schedule 13E-3 and have not been so disclosed.

Article 7
REPRESENTATIONS AND WARRANTIES OF STRATHCONA AND GREENFIRE

7.1	Each of Strathcona and Greenfire, in respect of itself only, represents, warrants and, where applicable, covenants to WEF as follows and acknowledges that WEF is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)	Strathcona is validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)	Greenfire is validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(c)	the execution and delivery of this Agreement by each of Strathcona and Greenfire and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by each of Strathcona and Greenfire and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation, enforceable by WEF against it in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought; and

(d)	other than as disclosed in writing to WEF, there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of each of Strathcona and Greenfire, threatened against it or its subsidiaries that would adversely affect in any manner its ability to enter into this Agreement or the Arrangement Agreement and to perform its obligations hereunder or thereunder.

Article 8
TERMINATION

8.1	This Agreement shall automatically terminate upon termination of the Arrangement Agreement in accordance with its terms, including, without limiting the generality of the foregoing, as a result of a decision by Greenfire or Strathcona to terminate the Arrangement Agreement contemporaneously with the entering into by Greenfire or Strathcona of a definitive agreement with a third party providing for an Acquisition Proposal that is a Superior Proposal.

8.2	This Agreement may be terminated on the date upon which all of the parties to this Agreement mutually agree to terminate this Agreement.

8.3	This Agreement may be terminated by WEF (i) if the Effective Time has not occurred on or prior to the Outside Date (as it may be extended in accordance with the terms of the Arrangement Agreement), provided that the right to terminate this Agreement under this clause (i) shall not be available to WEF if the failure of WEF or any WEF Fund to fulfill any of its obligations under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date, or (ii) in the event that the Arrangement Agreement is amended to reduce or adversely change the Consideration (other than pursuant to Section 7.5(b) of the Arrangement Agreement) or is amended in any other respect that is materially adverse to the WEF Funds.

8.4	This Agreement shall automatically terminate at the Effective Time.

8.5	In the case of termination of this Agreement pursuant to this Article 8, this Agreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, any such termination shall not relieve any party from liability for any breach of this Agreement by such party prior to such termination.

Article 9
GENERAL

9.1	The parties shall promptly execute and deliver all such further documents and instruments and do all such acts and things as any other party may reasonably require to effectively carry out the intent of this Agreement.

9.2	This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.3	Time shall be of the essence of this Agreement.

9.4	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be sufficiently given if delivered personally, sent by prepaid overnight courier or sent by e-mail:

(a)	in the case of WEF:

Waterous Energy Fund Management Corp.
Suite 600, 301 – 8th Avenue S.W.
Calgary, AB T2P 1C5

Attention:	[name and position redacted]
E-mail:	[email address redacted]

(b)	in the case of Strathcona:

Strathcona Resources Ltd.
Suite 1900, 421 – 7th Avenue S.W.
Calgary, AB T2P 4K9

Attention:	[name and position redacted]

E-mail:	[email address redacted]

(c)	in the case of Greenfire:

Greenfire Resources Ltd.
Suite 800, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention:	[name and position redacted]
E-mail:	[email address redacted]

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 9.4, and if so given shall be deemed to have been received on the date of such delivery or sending if delivered personally or sent by e-mail, or on the following Business Day if sent by prepaid overnight courier (or, in each case, if such day is not a Business Day, on the next following Business Day).

9.5	This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to this Agreement.

9.6	Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.7	This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof, provided that nothing herein shall supersede or limit the Arrangement Agreement or the Confidentiality Agreement, each of which shall continue in full force and effect in accordance with its terms.

9.8	This Agreement may be executed in any number of counterparts (including counterparts by e-mail), each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the parties.

9.9	Nothing in this Agreement shall be deemed to vest in Strathcona or Greenfire any direct or indirect ownership or incidence of ownership of, or with respect to, any Greenfire Subject Shares, and neither Strathcona nor Greenfire shall be deemed, by reason of this Agreement, to be the beneficial owner of any such securities or to have formed a “group” with WEF or any WEF Fund for purposes of Section 13(d) of the U.S. Exchange Act.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

WATEROUS ENERGY FUND MANAGEMENT CORP.

By:	(signed) “Adam Waterous”
	Name:	Adam Waterous
	Title:	Managing Partner and Chief Executive Officer

STRATHCONA RESOURCES LTD.

By:	(signed) “Connor Waterous”
	Name:	Connor Waterous
	Title:	Chief Financial Officer

GREENFIRE RESOURCES LTD.

By:	(signed) “Colin Germaniuk”
	Name:	Colin Germaniuk
	Title:	President

Schedule A

Ownership or Control/Direction of Strathcona Subject Shares (as at the date hereof)

WEF Fund	Strathcona Subject Shares	Other
Waterous Energy Fund (Canadian) LP	18,498,922	N/A
Waterous Energy Fund (International) LP	48,660,166	N/A
Waterous Energy Fund (US) LP	33,242,102	N/A
Waterous Energy Fund II Aggregator LP	21,531,553	N/A
WEF Co-Investment GP (Canadian) Corp.	1,072	N/A
WEF Co-Investment GP (International) Corp.	1,339	N/A
WEF Osum I GP Ltd.	1,339	N/A
WEF Osum II GP Ltd.	1,339	N/A
Total	121,937,832	N/A

Ownership or Control/Direction of Greenfire Subject Shares and Greenfire Subject Warrants (as at the date hereof)

WEF Fund	Greenfire Subject Shares	Greenfire Subject Warrants	Other
Waterous Energy Fund III (Canadian FI) LP	8,735,078	134,058	N/A
Waterous Energy Fund III (Canadian) LP	19,428,085	297,352	N/A
Waterous Energy Fund III (International FI) LP	122,351,068	1,876,811	N/A
Waterous Energy Fund III (International) LP	18,962,800	290,232	N/A
Waterous Energy Fund III (US) LP	3,634,787	55,726	N/A
Total	173,111,818	2,654,179	N/A